SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 29, 2021

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: PARTNER COMMUNICATIONS CONSIDERS A DEBENTURES ISSUANCE IN ISRAEL AND TAKING A BANK LOAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Deputy CEO & Chief Financial Officer

Dated: November 29, 2021

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NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

PARTNER COMMUNICATIONS CONSIDERS A
DEBENTURES ISSUANCE IN ISRAEL AND TAKING A
BANK LOAN

ROSH HA'AYIN, Israel, November 29, 2021 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces today that it is contemplating the issuance of debentures solely in Israel by way of a new series of debentures in a total amount of up to NIS 150 million (the "Issuance" and the "Securities", respectively), and raising debt through commercial bank loan in a total amount of NIS 150 million.

The said issuance will be solely for the public in Israel.

S&P Global Ratings Maalot Ltd. ("S&P Maalot") affirmed an 'ilA+' rating for the issuance of a new series of debentures of the Company, in a total amount up to NIS 150 million.

For further information see S&P Maalot's report dated November 29, 2021 on: https://maya.tase.co.il/reports/details/1414563 or its informal English translation attached to this immediate report on Form 6-k.

The offering of the Securities to the public, insofar as it will take place, will be through a shelf offering report pursuant to the Company’s shelf prospectus dated July 27, 2021 and will be subject to the approval of the Company's Board of Directors, including with respect to the scope of the Issuance and its terms, as well as the approval of the Tel Aviv Stock Exchange Ltd.

The Company has not yet made a final decision with respect to the offering of the Securities, the structure of the Issuance, its scope, terms or dates and there is no certainty that the Company will execute the said Issuance, in whole or in part, or that a shelf offering report will be published. Any offering of securities shall be subject to the Company's sole discretion, market conditions and receipt of all approvals required by law.

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For additional details see the Company's annual report on Form 20-F for the year ended December 31, 2020, filed on March 25, 2021, under "Item 5B. Liquidity and Capital Resources- 5B.1-Notes Payable", and the Company's press release and immediate report (on Form 6-K) dated November 29, 2021.

The contents of this report do not constitute any undertaking of the Company to execute the issuance of the Securities.

This immediate report does constitute an offer to the public for the purchase of the Company's securities or an offer to the public to sell or solicit with respect to an offer to purchase securities and the purchase of securities in accordance with it is prohibited.

In addition, this report does not constitute an offer for sale of, or a solicitation of an offer to purchase or subscribe for, any securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no offering of the securities in the United States.

NOT FOR RELEASE OR DISTRIBUTION OR PUBLICATION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SINGAPORE.

Forward-Looking Statements

This press release includes forward-looking statements, as that term is defined in Section 27A of the Securities Act, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective" and similar expressions typically convey forward-looking statements, but these words are not the only words that convey such statements. All statements other than statements of historical fact included in this press release, including our plans to undertake a debt offering and the amount of debt that we intend to raise, and any other statements regarding other future events or our future prospects, are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Tamir Amar Deputy CEO & Chief Financial Officer Tel: +972-54-781-4951	Amir Adar Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

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Partner Communications Company Ltd.

November 29, 2021

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 150 Mil. N.V.

Primary Credit Analyst:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Additional Contact:

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Please note that this translation was made for convenience purposes and for the company's use only and under no circumstances shall obligate S&P Global Ratings Maalot Ltd. The translation has no legal status and S&P Global Ratings Maalot Ltd. does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on September 29, 2021, the Hebrew version shall apply.

1 | November 29, 2021	New Issuance

Partner Communications Company Ltd.

New Issuance

‘ilA+’ Rating Assigned To Bond Issuance Of Up To NIS 150 Mil. N.V.

S&P Maalot hereby assigns its ‘ilA+’ rating to bonds of up to NIS 150 million to be issued by Partner Communications Company Ltd. (ilA+/Stable) by issuing a new bond series, Series H. The proceeds from the issuance will be used for debt refinancing and for the company's ongoing activities.

For additional details about the rating and for additional regulatory requirements, see our rating report dated August 11, 2021.

Partner Communications Company Ltd.	Rating	Date when the rating was first published	Last date when the rating was updated
Issuer rating(s)
Long term	ilA+/Stable	01/08/2003	11/08/2021

Issue rating(s)
Senior Unsecured Debt
Series D	ilA+	09/13/2010	11/08/2021
Series F	ilA+	02/07/2017	11/08/2021
Series G	ilA+	09/12/2017	11/08/2021
Series H	ilA+	29/11/2021	29/11/2021

Issuer Credit Rating history
Long term
August 10, 2020	ilA+/Stable
August 05, 2019	ilA+/Negative
July 29, 2015	ilA+/Stable
June 20, 2013	ilAA-/Stable
December 06, 2012	ilAA-/Negative
September 10, 2012	ilAA-/Watch Neg
October 19, 2010	ilAA-/Negative
October 05, 2009	ilAA-/Stable
September 17, 2009	ilAA-
July 14, 2009	ilAA-/Watch Dev
Mar 24 ,2009	ilAA-/Watch Pos
October 28, 2008	ilAA-/Stable
September 25, 2007	ilAA-/Positive
Mar 20 ,2007	ilAA-/Stable
August 03, 2004	ilA
July 28, 2004	ilAA-
February 16, 2004	ilA+

Additional details
Time of the event	29/11/2021 10:40
Time when the event was learned of	29/11/2021 10:40
Rating requested by	Issuer

2 | November 29, 2021	www.maalot.co.il

Partner Communications Company Ltd.

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3 | November 29, 2021	www.maalot.co.il